UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Sections 6(c) and 17(b) of the Investment Company Act of 1940

(the "1940 Act") for an Exemption from the Provisions of Section 17(a) of the 1940 Act

In the Matter of

Fidelity Rutland Square Trust

Fidelity Management & Research Company LLC

Strategic Advisers LLC

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

Cynthia Lo Bessette, Esq.

Chief Legal Officer

Fidelity Management & Research Company LLC

245 Summer Street, V10E

Boston, Massachusetts 02110

With a copy to:

John V. O'Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 31 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on April 17, 2020.

(i)The Transactions Will Be Reasonable and Fair and Will Not Involve the

Risk of Overreaching	13

(ii)The Order Would Be Appropriate in the Public Interest and Consistent

with the Policies of the Funds	14

(iii)The Transactions Will Be Consistent With the Purposes of the 1940 Act

		and the Protection of Investors	14
VIII.	PRECEDENT		15
IX.	APPLICANTS' CONDITIONS		17
	A.	Structural	17
	B.	Transactional	18
X.	CONCLUSION		20
XI.	PROCEDURAL MATTERS		20

-i-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

                                                                    Washington, DC 20549

In the Matter of:

Fidelity Rutland Square Trust

Fidelity Management & Research Company LLC

Strategic Advisers LLC

APPLICATION FOR AN ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT") FOR AN EXEMPTION FROM THE PROVISIONS OF SECTION 17(A) OF THE 1940 ACT

File No. 812 - __________

I.Summary of Application

This Application ("Application") is submitted to the Securities and Exchange Commission (the "Commission") on behalf of the applicants named herein (the "Applicants") pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order exempting certain transactions of the type described below from the provisions of Section 17(a) of the 1940 Act (an "Order"). Applicants are Fidelity Rutland Square Trust (the "Trust"), Fidelity Management & Research Company LLC ("FMR"), and Strategic Advisers LLC ("Strategic Advisers" and together with FMR, each, an "Adviser" and together, the "Advisers"). The Trust and the Advisers are hereinafter referred to collectively as the "Applicants." The Order is not intended to supersede prior orders received by certain of the Applicants pursuant to Sections 6(c) and 17(b) of the 1940 Act for exemption from Sections 17(a)(1), 17(a)(2), and 17(e)(1) of the 1940 Act, as applicable, with respect to certain specific investments.1

Applicants request that the Order requested herein apply to any future series of the Trust and any other existing or future open-end management companies or series thereof offering shares that are advised by an Adviser or an entity controlling, controlled by, or under common control with the Advisers (individually a "Fund" and collectively, the "Funds").2

The Order requested pursuant to this Application would exempt Transactions (defined below) between a Fund and an Affiliated Bank from the restrictions of Section 17(a) of the 1940 Act. For purposes of this Application, the term "Affiliated Bank" is defined to include any bank, bank holding company, or affiliate thereof, which is an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) ("first-tier affiliate") or an affiliated person of a first-tier affiliate ("second-tier affiliate") of a Fund solely because (i)the bank, bank holding company or affiliate directly or indirectly owns, controls or holds with power to vote five percent (5%) or more of the outstanding voting securities of a Fund through non-proprietary, trust, or other fiduciary accounts for the principals or beneficiaries of such accounts in the Fund's securities

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Daily Money Fund, et al., Investment Company Act Release Nos. 19886 (Nov. 18, 1993) (Notice) and 19953 (Dec. 14, 1993) (Order) (short-term currency transactions and borrowing) ("Daily Money Fund II"); Daily Money Fund, et al., Investment Company Act Release Nos. 16996 (June 9, 1989) (Notice) and 17057 (July 7, 1989) (Order) (long- and short-term U.S. government securities and repurchase agreement transactions) ("Daily Money Fund I" and collectively with Daily Money Fund II, "Daily Money Fund"); Fidelity Fund, Inc. et al., Investment Company Act Release Nos. 12851 (Nov. 24, 1982) (Notice) and 12912 (Dec. 21, 1982) (Order) (short-term obligations, repurchase agreements, and tax-exempt obligations) ("Fidelity Fund Inc.").

All entities that currently intend to rely on the requested Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. No Fund may rely on the requested Order unless an Adviser serves as the primary investment adviser to such Fund.

("fiduciary account investments"), (ii) the bank, bank holding company, or affiliate directly or indirectly owns, controls, or holds with power to vote more than twenty-five percent (25%) of the outstanding voting securities of a Fund through fiduciary account investments,3 or (iii) any affiliated person of such bank, bank holding company or affiliate. Any "Affiliated Bank" will be a (a) broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act"), or (b) bank excepted from the definition of broker and dealer pursuant to Sections 3(a)(4)(B) and 3(a)(5)(C) of the 1934 Act, and therefore not required to register as a broker or dealer under the 1934 Act. The "Transactions" that are the subject of the requested order are bank loan transactions (as discussed in Section V below) between the Funds and an Affiliated Bank.4 No Affiliated Bank acts as an investment adviser or principal underwriter to any one of the Funds,5 and no Fund will engage in Transactions in reliance on the requested relief with any Affiliated Bank which controls any Adviser within the meaning of Section 2(a)(9) of the 1940 Act. Furthermore, no Fund will engage in Transactions in reliance on the requested relief with any Affiliated Bank that controls such Fund within the meaning of Section 2(a)(9) of the 1940 Act or with any Affiliated Bank that is an affiliated person of such Affiliated Bank. The Order requested herein is subject to certain additional conditions, as more fully described below. Applicants believe these conditions preclude the possibility of overreaching by an Affiliated Bank.

Applicants request relief hereunder only for Transactions that would be restricted by Section 17(a) of the 1940 Act solely because an Affiliated Bank, or an affiliated person thereof, owns, controls, or holds 5% or more of the outstanding voting securities of a Fund through fiduciary account investments. 6 The relief sought hereunder will not apply where an Affiliated Bank is an affiliated person or a second-tier affiliate of a Fund for reasons other than such an interest. Additionally, the relief sought hereunder will not be available for Transactions that would be restricted by the above-cited provisions because the Affiliated Bank owns through proprietary accounts more than five percent of the outstanding voting securities of a Fund. Similarly, the relief sought hereunder will not be available for Transactions between a Fund and an Affiliated Bank under common control with the Fund's Adviser or where the Affiliated Bank, or an affiliated person of such Affiliated Bank, is a principal underwriter or promoter of a Fund. The Applicants are not seeking, and the Order will not cover, any relief from Sections 10(f), 17(d), and 17(e) of the 1940 Act and Rules 17d-1 and 17e-1 thereunder.

The Order, subject to the conditions set forth below, is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act because, among other considerations, prohibiting the Funds from engaging in

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Applicants note that there may be some instances in which an Affiliated Bank might be deemed to own, control or hold with power to vote less than five percent of the outstanding voting securities of a Fund otherwise than through fiduciary account investments (a "<5% holding"). References in this Application to potential affiliations arising "solely by reason of" fiduciary account investments above certain levels may include situations where fiduciary account investments exceed such levels only when added to a <5% holding.

"Transactions" are limited to a Fund's portfolio transactions and do not include the receipt or delivery of securities in exchange for a Fund's shares, such as may occur in connection with the purchase or redemption by an Affiliated Bank of creation units issued by an exchange-traded mutual fund.

Certain Affiliated Banks may act as a Sub-Adviser (as defined herein) from time to time to one or more of the Funds. In such instances, an Adviser may seek to rely upon the relief requested hereunder with respect to Transactions with an Affiliated Bank that also acts as a Sub-Adviser to the Fund (e.g., with respect to a sleeve of such Fund). Consistent with Section IX, the Adviser will not directly or indirectly consult with the Affiliated Bank (including the Sub-Adviser) concerning the Transaction.

As described in this Application, Applicants do not concede that fiduciary account investments in securities of a Fund do, in fact, result in an affiliation between the Affiliated Bank and the Funds.

the Transactions with Affiliated Banks would become increasingly detrimental to the interests of Fund shareholders by limiting the Funds' access to key counterparties that have significant market shares in the types of bank loans in which the Funds seek to invest and which would be covered by the relief sought herein. Applicants note, as a critical factor, the significant consolidation of the broker-dealer and banking industries that has occurred in recent years, which potentially portends even more consolidation. Against this backdrop, it is critical that the Funds be granted the relief sought hereunder.

II.Description of the Applicants

A.The Trust

The Trust is organized as a Delaware statutory trust under the Delaware Statutory Trust Act and is an open-end management investment company. The Trust intends to operate as a series trust and offer multiples series to investors pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended and the 1940 Act. The Trust does not currently offer any such series. The Trust intends to qualify annually as a regulated investment company under Sub- Chapter M of the Internal Revenue Code of 1986, as amended. The Trust's principal place of business is 245 Summer Street Boston, Massachusetts 02210. A majority of the members of the Trust's board of trustees (the "Board") will consist of trustees who are not "interested" persons of the Trust within the meaning of Section 2(a)(19).

B.The Advisers

Fidelity Management & Research Company LLC or Strategic Advisers LLC is the investment adviser to each Fund. Each of the Advisers is a Delaware limited liability company registered with the Commission as an investment adviser under the Advisers Act.

Each Fund that will rely on the Order has entered or will enter into an investment management agreement with an Adviser pursuant to which the Adviser undertakes to act as investment adviser of the Fund and shall, subject to the oversight of the Board, direct the investments of the Fund in accordance with the investment objective, policies, and limitations as provided in the Fund's prospectus or other governing instruments, as amended from time to time, the 1940 Act, and such other limitations as the Fund may impose by notice in writing to an Adviser.

Each Fund has (or may, in the future, have) one or more such affiliated or unaffiliated sub-advisers that provide sub-advisory services, subject to the oversight of an Adviser. The current and future investment sub-advisers to the Funds affiliated with Fidelity are referred to herein each as a "Fidelity Sub-Adviser" and collectively as the "Fidelity Sub-Advisers," and together with the current and future unaffiliated sub- advisers are referred to herein each as a "Sub-Adviser" and collectively as the "Sub-Advisers." Any Sub- Adviser will be registered with the SEC under the Advisers Act. Applicants request that the Order cover the activities of any such Sub-Advisers, provided that any Sub-Adviser that relies on the Order complies with the conditions of the Order as though it were an Adviser and references herein to an Adviser shall include any such Sub-Adviser, as applicable, unless otherwise stated.

Each Fund views holdings information as sensitive and limits its dissemination. Each Fund's Board has authorized FMR or Strategic Advisers, in consultation with FMR, to establish and administer guidelines for the dissemination of fund holdings information. In general, prior to any public disclosure and consistent with an Adviser's fiduciary duty to a Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by an Adviser for a legitimate business purpose with specified parties, subject to restrictions determined by the Fund's Board.

III.Separation Between the Advisers and the Affiliated Banks

The Advisers are organized and operated as distinct legal entities from the Affiliated Banks. 7 All Transactions will originate with the purchasing Fund or its Adviser on behalf of a Fund. An Affiliated Bank's participation in any Transaction will be limited to the normal course of sales activities of the same nature that are being carried out during the same period with respect to unaffiliated institutional clients of the Affiliated Bank. Accordingly, the Advisers will not directly or indirectly consult with any Affiliated Bank concerning Transactions, or the selection of a counterparty for any Transaction, placed or to be placed on behalf of a Fund.

Furthermore, officers and employees of the Advisers may not communicate confidential and non- public investment-related information outside of the Advisers and their mutual fund service provider affiliates, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by each Fund's Board and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds.8 Such "information barriers" are designed to control and prevent the dissemination of confidential and material nonpublic information by employees who receive such nonpublic information during the course of their employment.

The Funds and their investors are also protected from any undue influence, among other things, by the complete separation and independent operation of the Advisers from the Affiliated Banks. Independent operation generally consists of separate legal entities with separate capitalizations, separate books and records, separate officers and employees, physically separate offices and a compensation system that does not reward employees based on: (i) a factor that treats the Affiliated Banks differently than unaffiliated counterparties (e.g., no Adviser will provide any additional compensation to any employee solely based on such employee's transacting business with an Affiliated Bank that would not generally be provided to employees performing similarly with respect to transactions with unaffiliated parties) or (ii) the amount of business done by the Funds with the Affiliated Banks, except to the extent such business might affect indirectly the profits or losses of the Advisers (e.g., where Transactions result in higher profits to a Fund that increase the net asset value of such Fund, based upon which an Adviser generally receives a percentage fee).

In light of this entity separation, including "information and ethical walls" between the entities described above, the Applicants submit that the Affiliated Banks will not be in a position to cause any Fund to enter into a Transaction. This separation is required to be maintained by the Applicants for so long as the Order is relied upon through the "Conditions" described in Section IX below. Further, among other things, those conditions prohibit the Advisers or their affiliated persons from consulting with the Affiliated Banks regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business. Moreover, there is not, and will not be, any express or implied understanding between the Advisers and any Affiliated Bank that will cause a Fund to enter into Transactions or give preference to the Affiliated Bank in effecting such Transactions between the Funds and the Affiliated Bank.

All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund. In that regard, trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers, and the Advisers will continue to adhere to a best execution standard. Portfolio managers and traders

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No director, officer, or employee of the Funds or the Advisers also is or will be a director, officer, or employee of an Affiliated Bank.

Such communications are prohibited by, among other policies, the Code of Ethics that the Advisers and the Funds are required to adopt under Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act.

employed by the Advisers will not be affiliated persons of any Affiliated Bank, and their lines of reporting responsibility will be within the Adviser and its parent companies. Prior to any purchase or sale decision, the portfolio manager at an Adviser will independently evaluate any research provided by broker-dealers, including unaffiliated broker-dealers, and other analysts and determine his or her own recommendations. In addition, a major determinant of the compensation of a portfolio manager at any Adviser is the performance of the Fund or Funds and other accounts for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with the Affiliated Banks. Therefore, the sale of the Funds' shares to an Affiliated Bank shall not be taken into consideration when a portfolio manager at any Adviser is determining whether to enter into a Transaction with such Affiliated Bank.

Such separation between the Advisers and the Affiliated Banks is further solidified through policies and procedures adopted by the Applicants. Specifically, the Applicants have adopted policies and procedures relating to, among other subjects, disclosure of information, conflicts of interests, affiliated transactions, and disclosure of fund holdings. Furthermore, as required by Rule 12b-1(h)(2)(ii),9 the Funds have adopted policies and procedures designed to prevent the persons responsible for selecting counterparties with whom to effect the Funds' transactions from taking into account a counterparty's promotion or sale of the Funds' shares. These policies and procedures are designed to prevent conflicts of interest, including between the Applicants and an Affiliated Bank, as well as to prevent sharing of confidential information between such entities. In connection with prior orders received by certain of the Applicants pursuant to Sections 6(c) and 17(b) of the 1940 Act for exemption from Sections 17(a)(1), 17(a)(2), and 17(e)(1) of the 1940 Act, as applicable, such Applicants have also put in place procedures related to applicable transactions with affiliated banks. As described in Section IX below, similar procedures will be adopted in connection with this Application.

As noted above, certain Affiliated Banks may own, control, or hold with power to vote more than twenty-five percent of the outstanding voting securities of a Fund through fiduciary account investments. Such Affiliated Banks may have the ability to vote the relevant voting securities on behalf of the underlying fiduciary accounts and may be deemed to "control" a Fund for purposes of Section 2(a)(9) of the 1940 Act (as discussed in Section VI herein). 10 However, no Fund will engage in Transactions in reliance on the

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Rule 12b-1(h)(ii) requires the Funds to adopt "policies and procedures reasonably designed to prevent:

(A)The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and (B) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(1)(ii) of this section, to a broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company." These policies also prevent such persons from taking into account a broker or dealer's current holdings of the Funds' shares.

By virtue of the fiduciary account investments in a Fund, the Affiliated Banks may have the ability to exercise voting authority with respect to those shares that constitute five percent or more of any Fund's total outstanding voting securities. Nevertheless, the relief sought in this Application will not apply to the extent that an Affiliated Bank exercises such voting authority to seek to unduly influence a Fund's ability to enter into Transactions with that Affiliated Bank, for example, by appointing favorable directors or trustees or otherwise appointing a favorable investment adviser to a Fund. As noted above, no director, officer, or employee of the Funds or the Advisers may be a director, officer, or employee of such Affiliated Bank. Likewise, the relief sought in this Application will not cover transactions with Affiliated Banks who act as an investment adviser to a Fund, and no Affiliated Bank will control any Adviser or principal underwriter or promoter for the Funds.

requested relief with any Affiliated Bank that controls such Fund within the meaning of Section 2(a)(9) of the 1940 Act or with any Affiliated Bank that is an affiliated person of such Affiliated Bank. The Affiliated Bank may, however, be deemed to be a second-tier affiliate of other Funds because of this control relationship (as discussed in Section VI below). Regardless of the Affiliated Bank's fiduciary account investment in a Fund, the Affiliated Banks will not be in a position to influence the decision-making of an Adviser with respect to these other Funds, which are not deemed to be controlled by the Affiliated Bank, based upon the entity separation described above, as well as the Applicants' policies and procedures, including "information and ethical walls."

It is important to note that it is an Adviser, subject to the oversight of the Board of a Fund, that will determine whether to enter into a Transaction with an Affiliated Bank. In making such a determination, an Adviser will follow its policies and procedures, including policies and procedures adopted pursuant to Section IX below, to apply a best execution standard and determine in accordance with the investment objectives of a Fund whether to enter into a Transaction with the Affiliated Bank. The Adviser must also determine that the Transaction is in the best interests of the Fund's shareholders. The Adviser will not take into consideration an Affiliated Bank's fiduciary account investment in any Fund or the Affiliated Bank's corresponding ability to vote on behalf of such fiduciary accounts.

Furthermore, the Affiliated Banks will not be in a position to otherwise influence the decision- making of an Adviser as the Advisers will not consult with the Affiliated Banks regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business, and there will be no express or implied understanding between the Advisers and any Affiliated Bank with respect to any Transactions. Any communication between an Adviser and an Affiliated Bank will be further limited by the Applicants' confidentiality and portfolio holdings disclosure policies. Accordingly, the Affiliated Banks will not be in a position to unduly influence an Adviser with respect to the Transactions, which will be conducted on essentially the same arm's-length basis as would otherwise exist without the affiliation relationship between the Affiliated Bank and the Funds.

In summary, notwithstanding an Affiliated Bank's fiduciary account investment in a Fund, the Advisers will continue to operate independently of the Affiliated Banks in performing portfolio management and execution services for the Funds, and the Affiliated Banks will not have any influence over those services. Stated simply, the Applicants believe that the fiduciary account investments in a Fund will have no influence or bearing on an Adviser's discharge of its duties to the Funds.

IV.	Consolidation in the Financial Services Industry
	A.	The Impact of Consolidation

Significant consolidation has occurred in recent years in the banking and investment banking (broker-dealer) industries, blurring the line between the two industries (referred to herein, collectively, as the "financial services" industry) both conceptually and in practice. A 1995 paper published by the Brookings Institution reported that from 1979 to 1994, the banking industry was transformed by "the massive reduction in the number of banking organizations; the significant increase in the number of failures; the dramatic rise in off-balance sheet activities; the major expansion in lending to U.S. corporations by foreign banks; . . . and the opening up of interstate banking markets."11 Nearly a decade later, a 2005 article in the FDIC Banking Review asserted that "[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation—one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of

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11Allen N. Berger, et al., The Transformation of the U.S. Banking Industry: What a Long, Strange Trip It's

Been, Brookings Papers on Economic Activity 2, 127 (1995).

industry assets among a few dozen extremely large financial institutions."12 Indeed, consolidation in the financial services industry continued from 2003, accelerating during the credit crisis that began in 2007 and is highly likely to persist. For example, the number of bank charters has fallen from over 14,000 in 1985, almost 8,500 in 2000, to 4,689 at the end of 2018.13

Consolidation in the financial services industry, combined with an increase in fund industry assets, has resulted in a few major broker-dealers accounting for a large percentage of the market share in trading in certain fixed-income securities.14 In March 2008, JP Morgan Chase & Co. acquired The Bear Stearns Companies, Inc., the U.S.'s fifth largest investment bank. Later in 2008, Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation. These transactions resulted in only two remaining major "pure" investment banks (broker- dealers): The Goldman Sachs Group, Inc. and Morgan Stanley. These companies registered as bank holding companies in September 2008. Also in 2008, JP Morgan acquired Washington Mutual, Fifth Third Bank acquired First Charter Bank, PNC Financial Services acquired National City Corp., US Bancorp acquired Downey Savings, Wells Fargo & Company acquired former competitor Wachovia Corporation, and Barclays Bank, PLC agreed to purchase certain core capital markets businesses of Lehman Brothers.

B.Industry Consolidation Has Increased the Applicants' Need for Relief

Prohibiting the Funds from engaging in the Transactions with Affiliated Banks would be unnecessarily detrimental to the on-going interests of Fund shareholders by limiting the Funds' access to important counterparties that have significant market share, particularly, contextually, with respect to bank loan transactions. The significant decline in the number of banks engaging in the types of transactions in which the Funds seek to invest and the increasing significance of the few remaining institutions amply demonstrate the importance to the Funds of their relationships with such entities, including Affiliated Banks.15

Prohibiting the Funds from engaging in Transactions with Affiliated Banks also unnecessarily reduces the opportunities available to the Funds to obtain competitive pricing and execution. The Funds and the Advisers cannot prevent the percentage of voting securities controlled by these dealers and their affiliated persons from exceeding 5% of a Fund's outstanding shares. Even the dealers cannot control the percentage of shares over which they and their affiliated persons exercise control, insofar as redemptions by other shareholders may increase this percentage above 5%. Thus, the Funds are constantly at risk of being prevented from trading with the most significant counterparties due to circumstances that they cannot effectively control.

Preventing the Funds from transacting with Affiliated Banks also may limit the ability of the Funds to obtain the best pricing, terms, and quality of service available in the market. Moreover, of critical

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Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the "Long, Strange Trip" About to End?, 17 FDIC Banking Review 4, 31 (2005).

Federal Reserve Bank of St. Louis, Commercial Banks in the U.S., FRED, https://fred.stlouisfed.org/series/USNUM (2019).

For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and certain other asset classes: Bank of America and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

See infra, Section IV.A.

importance, other counterparties available to the Funds may be less inclined to provide competitive pricing or favorable terms if they know that the Funds' choices of counterparties are limited.

Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having access to particular counterparties is difficult to measure. Specifically, loan markets are often subject to limited transparency, which, in turn, limits an investment adviser's ability to measure best execution on a transaction-by-transaction basis.16 However, it has been (and is expected to be) frequently the case that only a limited number of counterparties have had the ability to transact with a Fund in a particular loan transaction at a given time. A Fund's inability to transact with Affiliated Banks would impair the Fund's ability to engage in a particular loan transaction, at the time needed by the Fund, where the relevant Affiliated Bank is one of the few counterparties willing or able to engage in such loan transaction at such time. Therefore, precluding a Fund from transacting with Affiliated Banks may harm the Fund by, among other things, preventing it from obtaining the best pricing, terms, and quality of services otherwise available. Finally, the rapid pace of consolidation in the financial services industry over the past several years potentially portends more consolidation, which could even further increase the need for the Funds to transact with the Affiliated Banks, as such entities could be among the few remaining major financial institutions able to provide competitive pricing and high-quality service with respect to the Transactions.

Applicants submit that the restrictions imposed on all Funds from entering into Transactions with the Affiliated Banks reduces the transacting opportunities for the Funds, as described above, without any concomitant benefit to the Funds in light of the protections described herein against overreaching by the Affiliated Banks.

V.The Transactions

The Funds have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in bank loans, which include senior secured and unsecured floating rate loans of corporations, partnerships, or other entities. Bank loans may be structured to include both term loans, which can be fully funded at the time of investment or funded at a later date, and revolving credit facilities, which would require a Fund to make additional investments in the bank loans as required under the terms of the credit facility at the borrower's demand. If the Order is granted, the Funds expect to engage in Transactions with the Affiliated Banks, including, among others: (i) the purchase of a bank loan or portion of such bank loan from an Affiliated Bank (i.e., a loan assignment); (ii) the acquisition of a participation interest in an Affiliated Bank's interest in another lender's portion of a bank loan; or (iii) the purchase by a Fund of a bank loan, portion of such bank loan, or a participation interest in underwritten offerings in which an Affiliated Bank is a manager or member of the underwriting syndicate, and where a Fund purchases such bank loans from the Affiliated Bank.

If an Affiliated Bank were considered to be a first-tier affiliate or second-tier affiliate of the Funds, a Transaction would potentially violate Section 17(a). The inability of the Funds to execute Transactions with Affiliated Banks reduces the transacting opportunities for the Funds. Such inability also may otherwise impose a hardship on the Funds by prohibiting the Funds from engaging in Transactions with a counterparty with which such Funds had engaged in bank loan transactions prior to there being any affiliation between

16See Ayelen Banegas and Jessica Goldenring, Bd. of Governors of the Fed. Reserve Sys., FEDS Notes, The Universe of Leveraged Bank Loan and High Yield Bond U.S. Mutual Funds at n.3 (Aug. 2, 2019) ("In the case of [bank loans], financial information related to the loan arrangement is generally only fully disclosed to the lenders and/or potential investors.").

the Funds and the Affiliated Bank or preventing the Funds from engaging in transactions in which the Funds would have engaged prior to that affiliation and in which the Affiliated Bank has some involvement.

VI.	Relevant Provisions and Relief Requested

If an Affiliated Bank is considered to be a first-tier affiliate or second-tier affiliate of a Fund, a Transaction would potentially violate Section 17(a) of the 1940 Act. The inability of the Funds to execute Transactions with the Affiliated Banks would impose an unnecessary hardship on the Funds.

A.Relevant Provisions

(i)Section 2(a)(3) and 2(a)(9) of the 1940 Act

As a result of fiduciary account investments in a Fund, an Affiliated Bank could arguably be deemed to be a first-tier or a second-tier affiliate within the meaning of Section 2(a)(3) of the 1940 Act. Section 2(a)(3) of the 1940 Act, in relevant part, defines "affiliated person" of another person as:

(A)any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;

(B)any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such other person;

(C)any person directly or indirectly controlling, controlled by, or under common control with, such other person;

(D)any officer, director, partner, copartner, or employee of such other person;

(E)if such person is an investment company, any investment adviser thereof; and....

Section 2(a)(9) of the 1940 Act, in relevant part, defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." The section adds:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Pursuant to Sections 2(a)(3) and 2(a)(9) of the 1940 Act, the determination of whether a person is an affiliated person of another or whether a person presumptively controls another depends, among other things, on whether that person owns, controls or holds with power to vote, or beneficially owns, "voting securities" of the other. Section 2(a)(42) of the 1940 Act defines a "voting security," in relevant part, to mean "any security presently entitling the owner or holder thereof to vote for the election of directors of a company."

Accordingly, by virtue of Section 2(a)(3), an Affiliated Bank arguably could be deemed to be a first-tier or second-tier affiliate of a Fund insofar as fiduciary account investments of five percent or more of a Fund's outstanding voting securities could cause the Affiliated Bank to be viewed as owning, controlling or holding with power to vote "voting securities," though Applicants, as indicated above, do not concede that this should be the conclusion. Assuming that these fiduciary account investments do give rise to such ownership, control, or holding with the power to vote and the securities held by the Affiliated Bank constitute "voting securities," the Affiliated Bank would be deemed to be first-tier affiliates of the Fund by virtue of Section 2(a)(3)(A) of the 1940 Act.

Further, if the bank's holding company or a commonly controlled subsidiary owns, controls, or holds with the power to vote more than five percent of the outstanding shares of a Fund, the bank would be a second-tier affiliate of that Fund by virtue of Section 2(a)(3)(C) of the 1940 Act. Moreover, based upon interpretations of the Commission, any person who is an affiliated person of a registered investment company may be deemed to be a second-tier affiliate of each other registered investment company which has a common investment adviser, or common directors or common officers, or a combination of the foregoing. Accordingly, a registered broker-dealer or bank, deemed to be an Affiliated Bank in respect of one Fund by virtue of its ownership of such Fund's shares may be deemed to be a second-tier affiliate of all the Funds. The result of the operation of these provisions is to prohibit the Funds from engaging in a variety of transactions with a wide range of broker-dealers and banks if they, or one of their affiliated persons, happen to become an Affiliated Bank of one of the Funds.

(ii)Section 17(a)

Section 17(a) of the 1940 Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control or influence a registered investment company from essentially engaging in self-dealing or overreaching, to the detriment of the investment company's shareholders.17 In that regard, Section 1(b)(2) of the 1940 Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders....

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that Section 17(a) is designed to prevent is not present. The Funds propose to engage in Transactions with Affiliated Banks. Applicants submit that no risk of self- dealing would present itself in any Transaction, as the Affiliated Banks will have no influence over portfolio decisions by the Advisers and the Advisers would receive no unfair pecuniary advantage from engaging in the Transactions with the Affiliated Banks.

17See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

B.Authority for the Order

Section 17(b) of the 1940 Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

(1)the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)the proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 6(c) of the 1940 Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision of the 1940 Act,18 if and to the extent that such exemption is: (1) necessary or appropriate in the public interest; (2) consistent with the protection of investors; and (3) consistent with the purposes fairly intended by the policy and provision of the 1940 Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

C.Relief Requested

Due to their status as an affiliated person, any Transaction executed by an Affiliated Bank with a Fund would be subject to Section 17(a) of the 1940 Act where the Affiliated Bank acts as a principal. The inability of the Funds to execute Transactions with Affiliated Banks would significantly limit the universe of broker-dealers and banks available to the Funds and the level and number of Transactions in which the Funds may engage. Moreover, consolidation in the financial industry has resulted in an increase in the involvement of banks in the market for Transactions, and thus has increased the need for Applicants to be able to engage in Transactions with Affiliated Banks. Therefore, the inability to engage in Transactions with Affiliated Banks materially and unreasonably reduces the range of investment opportunities available to the Funds. The inability to effect Transactions with Affiliated Banks unduly impairs an Adviser's flexibility in portfolio management and the ability of the Funds to purchase and sell portfolio securities to the detriment of their shareholders.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Section 17(a). Applicants therefore request the Order, pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting Transactions entered into in the ordinary course of business by a Fund with an Affiliated Bank under the circumstances, terms and conditions set forth herein. The Order would be available only where the Affiliated Bank is deemed to be a first-tier or a second-tier affiliate of a Fund solely by reason of fiduciary account investments in the voting securities of a Fund.

18Section 6(c) of the 1940 Act provides, in relevant part, that:

The Commission....by order upon application, may conditionally or unconditionally exempt....any class or classes of persons, securities or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

VII.      Rationale for Relief

If Applicants are not granted the relief requested herein, it will have the anomalous result of denying the Funds and their shareholders the greatest potential opportunity for obtaining the best price, terms, and execution of transactions for the Funds. Applicants submit that the policies which Section 17(a) of the 1940 Act was meant to further are not implicated here because the Affiliated Banks are not in a position to cause a Fund to enter into a Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. As a result, no Affiliated Bank is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into Transactions that are not in the best interests of the Fund and its shareholders. Moreover, there are effective, existing separation, and information barriers between each Adviser and the Funds on the one hand and the Affiliated Banks on the other.

Moreover, Applicants submit that the carefully circumscribed circumstances under which the Transactions would be conducted, including in particular the proposed conditions for the Order, satisfy the statutory standards for relief. The proposed conditions will be of two general types. Applicants refer to the first type of conditions as "structural conditions"; they are intended to assure that the Advisers and the Funds continue to operate independently of, and free of any undue influence by, the Affiliated Bank. Applicants refer to the second type of conditions as "transactional conditions." The transactional conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund's Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Transactions pursuant to the Order. Pursuant to such procedures, among other things, the Transactions will be subject to on-going review by each Fund's Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Fund's Adviser will provide a report to the Board, subject to review and approval by the Fund's Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any significant changes in the volume, type, or terms of such transactions between the relevant Fund and Affiliated Bank, the reasons for these changes, and a determination that such changes are not the result of overreaching.

As also set forth in the conditions, the Advisers will not consult with the Affiliated Banks regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business and there will be no express or implied understanding between the Advisers and any Affiliated Bank with respect to any Transactions.

Further, the Advisers adhere to a "best execution" standard. In the case of each Transaction, the relevant Adviser will make a determination that such transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund's shareholders. The Adviser will not take into consideration an Affiliated Bank's fiduciary account investment in a Fund or the Affiliated Bank's corresponding ability to vote on behalf of such fiduciary accounts. The conditions also require price quotes from unaffiliated sources to assure fairness of price.

These conditions, as well as the existing policies and procedures and information barriers in place between the Advisers, the Funds, and the Affiliated Banks, ensure effective separation between the Applicants and the Affiliated Banks, and neither the Applicants nor the Affiliated Banks will be in a position to influence the decision-making of the other regardless of any Affiliated Bank's fiduciary account investment in a Fund or the corresponding voting rights held by an Affiliated Bank.

(i)The Transactions Will Be Reasonable and Fair and Will Not Involve the Risk of Overreaching

The independence of the Affiliated Banks from the Advisers demonstrates that no risk of overreaching or self-dealing by the Affiliated Banks would be present if the Funds and Affiliated Banks engaged in Transactions. The Advisers and each Affiliated Bank will continue to operate as independent companies; the Affiliated Banks will operate independently of each Adviser, and vice versa. As a condition to the relief requested by this Application, none of the Affiliated Banks will control (within the meaning of Section 2(a)(9) of the 1940 Act), directly or indirectly, an Adviser or any principal underwriter or promoter for the Funds. Additionally, no Fund will engage in Transactions in reliance on the requested relief with any Affiliated Bank that controls such Fund within the meaning of Section 2(a)(9) of the 1940 Act or with any Affiliated Bank that is an affiliated person of such Affiliated Bank.

Applicants believe that a bank that is affiliated with a Fund solely because it, or an affiliated person thereof, owns, holds, or controls 5% or more of a Fund's outstanding shares, while technically an "affiliated person" or an "affiliated person of an affiliated person" within the meaning of Section 2(a)(3) of the 1940 Act, is unlikely to possess the power in fact to improperly influence an Adviser with respect to purchases or sales by the Fund of securities from or to an Affiliated Bank in light of existing policies and procedures adopted by the Applicants, as well as policies and procedures to be adopted by the Applicants as set forth in Section IX below, to ensure separation between the Applicants and the Affiliated Banks. Likewise, Applicants believe that these same policies and procedures protect against improper influence from an Affiliated Bank that is deemed to control a Fund to the extent that another Fund, which may be deemed to be a second-tier affiliate of that Affiliated Bank, seeks to transact with the Affiliated Bank. It is the Adviser, subject to the oversight of the Board of a Fund, that will determine whether to enter into a Transaction pursuant to a "best execution" standard and consistent with the investment objectives of a Fund. In this regard, Applicants assert that no Fund will engage in Transactions in reliance on the requested relief with any Affiliated Bank that controls any Adviser within the meaning of Section 2(a)(9) of the 1940 Act. Further, there is not, and will not be, any express or implied understanding between an Adviser and an Affiliated Bank that the Adviser will cause a Fund to enter into Transactions or give preference to an Affiliated Bank in effecting such transactions between the Fund and the Affiliated Bank. Likewise, the separation between the Affiliated Bank and the Advisers protects against the Affiliated Bank exercising control over a Fund such that it would cause the Fund to enter into such Transactions or otherwise give preference to the Affiliated Bank. Applicants believe these conditions will preclude the possibility of overreaching by an Affiliated Bank. Any possibility of overreaching is further mitigated by the oversight that will be provided, as a condition to the relief requested, by the Board of a Fund.

The Affiliated Bank and each Adviser have and will continue to have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will continue to maintain its own separate books and records and be physically separate from the other. Thus, each Adviser will have no economic incentive to engage in a transaction with an Affiliated Bank unless it is in a Fund's best interests to do so. In sum, an Affiliated Bank's fiduciary account investments in a Fund will not have any effect on the operations of an Adviser or influence the decisions of the Adviser on behalf of the Funds to engage in Transactions with the Affiliated Bank.

If an Adviser were to engage in transactions on behalf of a Fund with an Affiliated Bank, the benefits afforded the Affiliated Bank by engaging in such transactions would differ from, and would not be shared by, the Advisers. That is, each Adviser benefits from a transaction only where such transaction is beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser's fee, and by positively affecting the Adviser's performance record). Further, personnel of the Advisers will be compensated based primarily on the performance of the Funds managed by them. Therefore, the Adviser of a Fund does not stand to directly benefit from the selection of an Affiliated Bank as a counterparty with respect to a Transaction, except as would benefit the Adviser and the Fund in the normal course of business.

(ii)The Order Would Be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Transactions involving the Affiliated Banks can harm the interests of the shareholders of the Funds by preventing an Adviser from investing and transacting in a way that is most beneficial to the shareholders, which are policies that Section 17(a) was meant to further. Given that the Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds' shareholders to prohibit them.

The Affiliated Banks may be leading banks in transactions involving a wide variety of asset classes, including the types of bank loan transactions in which the Funds seek to engage. Further, consolidation in the financial services industry has led funds and their advisers to rely increasingly on a smaller number of institutions for reliable information and access to the securities markets. Prohibiting the Transactions would significantly narrow the universe of banks permitted to engage in transactions with the Funds, and potentially impair the ability to diversify and to achieve favorable terms or best price and execution, resulting in potential harm to shareholders of the Funds. Finally, granting the Order would further the policies of the Funds permitted to engage in Transactions.

Applicants believe they can best safeguard investors in the Funds from any remote possibility of abuse by focusing on the inherent fairness of the Transactions with Affiliated Banks. The Funds will apply internal control procedures designed to carefully monitor transactions with Affiliated Banks by placing primary responsibility for the reasonableness and fairness of those transactions on the Advisers with oversight from the Fund's trustees and directors. These internal control procedures will provide a means by which Transactions would be reviewed to determine whether: (i) the Transaction to be engaged in by a Fund is consistent with the investment policies and objectives of that Fund and with the interests of its shareholders and is comparable to other similar securities in which the Fund is authorized to invest and is currently purchasing; (ii) the terms of the Transactions are reasonable and fair to the shareholders of that Fund; and (iii) the compensation to be received by the Affiliated Bank, if any, is reasonable and fair.

(iii)The Transactions Will Be Consistent With the Purposes of the 1940 Act and the Protection of Investors

The overall purpose of Sections 17(a) is to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in transactions which unfairly inure to the benefit of that party and which are detrimental to the interests of the investment company and its shareholders. The Funds believe they can best serve the interests of their shareholders by engaging in bank loan transactions which best suit the investment objectives of the Funds, regardless of whether a bank which engages in those transactions is an "affiliated person" of one of the Funds.

The complete independence of the Affiliated Banks and the Applicants, as demonstrated by the policies and procedures adopted, or to be adopted pursuant to the requested Order, by the Applicants, as well as "information and ethical walls" between the Affiliated Banks and the Applicants, will provide substantial protection to investors, and transactions will be conducted on essentially the same arm's-length basis as would otherwise exist without the affiliation relationship between the Affiliated Bank and the Funds. Moreover, the Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Transactions involving the Affiliated Banks are fair and reasonable and do not involve overreaching. For example, before a Fund and an Affiliated Bank enter into any Transaction, an

Adviser will determine that reliance on the Order is appropriate because other banks who are not affiliated persons of the Funds are not currently offering to the Fund a similar investment opportunity that would be suitable for and more advantageous to the Fund. Then the Adviser will obtain competitive quotations for the same securities (or in the case of securities for which quotations for the same securities are not available, competitive quotations for Comparable Transactions)19 from at least two other market counterparties (including banks, brokers, dealers, market makers and other institutional investors engaging in such transactions) that are not affiliated persons of the Affiliated Bank and that are in a position to quote favorable prices, except that if, after reasonable efforts, quotations are unavailable from two such counterparties, only one other competitive quotation is required. For each such Transaction, an Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the Affiliated Bank is at least as favorable as that available from other sources and the Fund could not otherwise obtain as favorable an execution for the Transaction from a bank who was not an affiliated person of the Funds.

In addition, each Fund's Board, including a majority of its disinterested directors/trustees, will approve, and the Fund will implement, procedures governing all Transactions, including transactions between the Affiliated Banks and the Funds. On an annual basis, the Board also will determine that the level of Transactions executed with Affiliated Banks is appropriate and, in a separate determination, that continued reliance on the Order is appropriate for the bank loan transactions. The Board will base its determinations on a memorandum prepared by the Advisers, including discussing any findings of the Advisers' Trade Oversight Committee, that analyzes current market conditions and provides such other information as the Board may request. In this regard, as discussed above, the Board will exercise substantial oversight of all Transactions. Furthermore, any commission, fee, spread, or other remuneration to be received by the Affiliated Banks must be reasonable and fair20 compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

VIII.    Precedent

Applicants submit that the policy considerations that supported the Commission's grants of relief from Section 17(a) of the 1940 Act in Daily Money Fund I, Daily Money Fund II, A.T. Ohio Tax-Free Money Fund, et al., Investment Company Act Release Nos. 19737 (Sept. 28, 1993) (Notice) and 19816 (Oct. 27, 1993) (Order) ("A.T. Ohio Tax-Free Fund"), and Cash Trust Series, Inc., et al., Investment Company Act Release Nos. 31697 (June 24, 2015) (Notice) and 31719 (July 20, 2015) (Order) ("Cash Trust Series"), support the relief requested in this Application. In each of these orders, the Commission permitted transactions with banks that became affiliated persons of funds, or second tier affiliates of funds, solely due to their status as: (a) a holder of 5% or more of a fund's voting securities; or (b) an investment adviser to another affiliated fund. These prior orders permitted a broad range of transactions between affiliated banks and the funds that received relief. A.T. Ohio Tax-Free Fund may be the broadest order in this respect, insofar as it permitted transactions involving any "Eligible Securities" as defined in Rule 2a-7 and any long- term investment grade securities. The order also permitted purchases of securities issued by an affiliated bank.

19

20

The term "Comparable Transactions" refers to transactions with substantially identical maturities, credit risk, and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.

All Transactions subject to Section 17(e)(2) of the 1940 Act will meet the requirements of such Section, as well as any other applicable requirements.

This Application is further supported by Nuveen Fund Advisors, LLC, et al., Investment Company Act Release Nos. 31924 (December 2, 2015) (Notice) and 31950 (December 29, 2015) (Order) ("Nuveen") and Columbia ETF Trust, et al., Investment Company Act Release Nos. 30260 (Nov. 13, 2012) (Notice) and 30301 (December 11, 2012) (Order) ("Columbia ETF"). In each of these orders, the Commission permitted transactions with specified banks and their affiliates that became affiliated persons of funds, or second tier affiliates of funds, in connection with the applicant adviser's prior acquisition of a portion of the bank's asset management business and solely due to their resulting status as: (a) a holder of 5% or more of a fund's voting securities through fiduciary account investments, or (b) a holder of 25% or more of a fund's voting securities through fiduciary account investments. These orders permitted a range of transactions in fixed-income instruments on a primary or secondary basis between the specified bank and the funds that received relief.

A.T. Ohio Tax-Free Fund and Daily Money Fund are also significant because they amended prior orders21 to reflect changing market conditions. In A.T. Ohio Tax-Free Fund, the Commission found that the deterioration in the credit quality of large banks and the increased market activities of banks justified the removal of limits on the size and number of affiliated banks required by the prior order. In Daily Money Fund, the Commission amended the prior order to permit transactions in long-term government securities due to banks' increased activities as primary dealers in this market. Cash Trust Series, Nuveen, and Colombia ETF were similarly based on the substantial consolidation of dealers in the fixed-income securities markets in the wake of the recent financial crisis. It is also important to note that the definition of Affiliated Banks in Cash Trust Series, Nuveen, and Colombia ETF was narrower than the definition of an affiliated bank in other orders, however, insofar as it did not include dealers who act as an investment adviser to a Fund.

Morgan Stanley Investments Management Inc., et al., Investment Company Act Release Nos. 28941 (October 6, 2009) (Notice) and 28986 (October 29, 2009) (Order) ("Morgan Stanley"), is also relevant to the proposed conditions for relief. In Morgan Stanley, the Commission permitted transactions similar to the Transactions despite the existence of a second-tier affiliation relationship arising from a joint venture between the holding companies of two financial services entities with advisory and broker-dealer subsidiaries. The Commission required two types of conditions for the relief sought in Morgan Stanley, both "structural" and "transactional," presumably because it determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated only through complete assurance that the second-tier affiliates would be operated as separate entities with separate profit centers, books, and records and independent compensation schemes. Morgan Stanley also extended relief to transactions in any type of fixed-income securities. These same considerations were included in other orders, including Cash Trust Series, Nuveen, and Colombia ETF.

The applicants in Morgan Stanley, Cash Trust Series, Nuveen, and Colombia ETF were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest. Similarly, as addressed above, the Advisers will operate entirely independent of the Affiliated Banks and Applicants' proposed conditions will ensure ample separation, prevent self-dealing and overreaching, and avoid conflicts of interest.

Applicants also refer the Commission to the order granted in American Century Companies, Inc., et al., Investment Company Act Release Nos. 25449 (March 1, 2002) (Notice) and 25501 (March 27, 2002) (Order) ("American Century"). In American Century, the Commission determined that the risks of self-

21Fidelity Fund, Inc. in the case of Daily Money Fund, and AARP U.S. Government Money Market Trust, et al., Investment Company Act Release Nos. 13306 (June 7, 1983) (Notice) and 13378 (July 8, 1983) (Order) in the case of A.T. Ohio Tax-Free Fund.

dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and broker-dealer entities, where the funds and the broker-dealer entities were second-tier affiliates solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds' advisers.

Finally, Applicants refer the Commission to the order granted in Painewebber Group Inc., et al., Investment Company Act Release Nos. 23871 (June 15, 1999) (Notice) and 23893 (July 7, 1999) (Order) ("Painewebber"). In Painewebber, the Commission permitted purchases of commercial paper directly from an affiliated issuer, despite the existence of a second-tier affiliation relationship arising from the issuer's parent company owning 21% of the funds' adviser's parent. The Commission required that the commercial paper be purchased directly from the issuing entity, and that all such commercial paper be an "eligible security" and a "rated security" at the time of purchase, as those terms are defined in Rule 2a-7 under the 1940 Act.

In addition to Morgan Stanley and American Century, for reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission's issuances of other orders granting relief from Section 17(a) apply equally here, including: Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan. 18, 2008) (Notice) and 28150 (Feb. 13, 2008) (Order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (Notice) and 27957 (Aug. 28, 2007) (Order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (Notice) and 26466 (June 8, 2004) (Order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (Notice) and 25608 (June 11, 2002) (Order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (Order); MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (October 5, 1999) (Notice) and 24120 (November 2, 1999) (Order); and Dean Witter Reynolds InterCapital Inc., et al., Investment Company Act Release Nos. 12608 (August 18, 1982) (Notice) and 12666 (September 16, 1982) (Order). Applicants note that the Commission has granted relief in the above orders for transactions between both second- and first- tier affiliated persons. While Applicants recognize that the conditions in such orders may be more strict in certain respects, the affiliation between the parties was also more direct. Although the affiliation relationship contemplated by this Order is not limited to a "second-tier" affiliation as described in Morgan Stanley, the relationship between the Funds and the Affiliated Banks arises solely from the Affiliated Banks' ownership of 5% or more of the Funds outstanding securities and is consistent with relief granted in Cash Trust Series, Nuveen, and Colombia ETF. Thus, the affiliation relationship between the Funds and the Affiliated Banks does not give rise to the internal structural conflict of interest present in certain fact patterns raised in prior orders.

Consistent with the conditions in Nuveen and Colombia ETF, Applicants represent that they will not engage in Transactions with an Affiliated Bank that controls any Adviser within the meaning of Section 2(a)(9) of the 1940 Act.

IX.      Applicants' Conditions

     Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A.Structural

(1)No Fund will engage in Transactions in reliance on the requested Order with any Affiliated Bank that controls such Fund within the meaning of Section 2(a)(9) of the 1940 Act or with any Affiliated Bank that is an affiliated person of such Affiliated Bank.

(2)An Affiliated Bank will not control any Adviser or any principal underwriters or promoters for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the 1940 Act.

(3)An Affiliated Bank's participation in any Transaction will be limited to the normal course of sales activities of the same nature that are being carried out during the same period with respect to unaffiliated institutional customers of the Affiliated Bank. In particular, no Adviser will directly or indirectly consult with any Affiliated Bank concerning Transactions, or the selection of a counterparty for any Transaction placed or to be placed on behalf of a Fund.

(4)Each Adviser will prepare guidelines for their respective personnel to make certain that Transactions effected pursuant to the Order comply with its terms and conditions, and that the Advisers maintain an arm's-length relationship with the Affiliated Banks.

(5)Each Fund's Board will annually determine whether the level of Transactions executed with Affiliated Banks is appropriate based upon its review, without limitation, of the following materials to be prepared by the Advisers:

(a)a report on the Affiliated Banks' market share in bank loan transactions for the previous twelve (12) months; and

(b)a memorandum explaining why continued reliance on the Order is in the best interests of the Funds. Such memorandum will discuss the findings of the Trade Oversight Committee which reviews broker performance and execution on a quarterly basis. Such memorandum will also include an analysis of the current bank loan market and such other materials as the Board may request in order to aid it in its review, including, but not limited to, data showing that the exclusion of the Affiliated Banks would deny the Funds opportunities for investment and improved execution. Based on such report and memorandum, without limitation, the Board will further, in a separate determination, consider annually whether continued reliance by the Funds on the Order is appropriate for the Transactions, as evidenced by the aggregate market share of the Affiliated Banks in such Transactions, among other things.

B.Transactional

With respect to each Transaction entered into or effected pursuant to the Order:

(1)Each Fund's Board, including a majority of the disinterested Board members (the "Necessary Majority"), will approve, and the Fund will implement, procedures governing all Transactions pursuant to the Order and the Fund's Board will no less frequently than quarterly review all such Transactions and receive and review a report (the "Report") of those Transactions. The Report that will be prepared by the Fund's Adviser, and reviewed and approved by the Fund's Chief Compliance Officer, will indicate for each Transaction that the terms and conditions of the Order have been satisfied and will include a discussion of any significant changes in the volume, type, or terms of Transactions between the relevant Fund and the Affiliated Bank, the reasons for these changes, and a determination that such changes are legitimate.

(2)For each Transaction, the Advisers will adhere to a "best execution" standard, will consider only the interests of the Fund, and will not take into account the impact of the Fund's investment decision on the Affiliated Bank. Before entering into any Transaction, an Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

(3)Each Fund will (i) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Transaction in which the Fund's Adviser knows that both an Affiliated Bank and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Affiliated Bank's, or the Affiliated Bank's affiliated person's, interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that such transaction was made in accordance with the procedures set forth above and conditions in this Application.

(4)Except as otherwise provided below, before any secondary market principal transaction is entered into between a Fund and an Affiliated Bank, the Fund's Adviser will obtain a competitive quotation for the same bank loan transactions (or in the case of bank loan transactions for which quotations are not available, a competitive quotation for Comparable Transactions) from at least two market counterparties that are not affiliated persons of the Affiliated Bank or the Adviser and that are in a position to quote favorable market prices, except that if, after reasonable efforts, quotations are unavailable from two such market counterparties, only one other competitive quotation is required. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Affiliated Bank is at least as favorable as that available from other sources.

(5)Except as otherwise provided below, with respect to transactions in a primary market underwritten transaction, a Fund will undertake Transactions with the Affiliated Bank only where an Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Affiliated Bank or other members of the underwriting syndicate in that offer or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of a Transaction conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

(6)With respect to a primary market transaction in which an Affiliated Bank offers as principal transactions on a continuing, rather than a fixed, basis, a Fund will enter into such transactions only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the yield on such Transactions is at least equal to the yield of Comparable Securities at that time. Before any such transactions are purchased pursuant to the Order, the Fund or the Adviser will obtain competitive quotations with respect to yields on transactions comparable to the transactions involved from at least two market counterparties that are not affiliated persons of the Affiliated Bank or the Adviser, and that are in a position to quote favorable market yields, except that if, after reasonable efforts, quotations are unavailable from two such market counterparties, only one other competitive quotation is required.

(7)Prior to entering into a Transaction with an Affiliated Bank, the Fund's Adviser will determine that the Fund needs the ability to transact with the Affiliated Bank based upon a reasonable determination:

(a)that the Fund could not obtain as favorable an execution for the Transaction by trading with an unaffiliated counterparty; and

(b)that there is no similar investment opportunity suitable for and more advantageous to the Fund that could be obtained from an unaffiliated counterparty.

(8)The commission, fee, spread, or other remuneration to be received by an Affiliated Bank will be reasonable and fair compared to the commission, fee, spread, or other remuneration received by other persons in connection with Comparable Transactions being purchased and sold during a comparable period of time.

X.Conclusion

Applicants submit that the Transactions described in this Application satisfy the standards of

Sections 6(c) and 17(b). There is no danger of overreaching or self-dealing by an Affiliated Bank in connection with a Transaction, and there will be no conflict of interest associated with an Adviser's decision to engage in a Transaction with an Affiliated Bank on behalf of a Fund. Further, the conditions to the requested Order provide further protections against any possibility of self-dealing or overreaching by the Affiliated Banks, including by bolstering the Applicants' existing policies and procedures to ensure separation between the Applicants and an Affiliated Bank. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the Affiliated Banks. Finally, permitting the Transactions will be appropriate in the public interest and consistent with general purposes of the 1940 Act because the ability to engage in Transactions increases the likelihood of a Fund obtaining the best pricing, terms, and quality of service otherwise available in the market in such transactions and results in none of the abuses that the 1940 Act was designed to prevent.22

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the 1940 Act to issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting Transactions from the provisions of Section 17(a) of the 1940 Act.

XI.       Procedural Matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached to this Application the verifications required by Rule 0-2(d) under the 1940 Act.

________________

22See Section 1(b)(2) of the 1940 Act, supra.

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this Application.

[The remainder of this page has been intentionally left blank. The signature page follows.]

The parties have executed this Application in one or more counterparts.

FIDELITY RUTLAND SQUARE TRUST

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Secretary

    FIDELITY MANAGEMENT & RESEARCH

COMPANY LLC

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Chief Legal Officer and Secretary
STRATEGIC ADVISERS LLC
By:	/s/ Scott Kirwin
Name:	Scott Kirwin
Title:	Chief Legal Officer

Dated: April 17, 2020

AUTHORIZATION

FIDELITY RUTLAND SQUARE TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette states that all actions necessary to authorize the execution and filing of this Application by Fidelity Rutland Square Trust have been taken, and that as Secretary thereof, she is authorized to execute and file the same on behalf of Fidelity Rutland Square Trust.

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette	April 17, 2020
Title:	Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company LLC have been taken, and that as Chief Legal Officer and Secretary thereof, she is authorized to execute and file the same on behalf of Fidelity Management & Research Company LLC.

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette	April 17, 2020
Title:	Chief Legal Officer and Secretary

AUTHORIZATION

STRATEGIC ADVISERS LLC

In accordance with Rule 0-2(c) under the 1940 Act, Scott Kirwin states that all actions necessary to authorize the execution and filing of this Application by Strategic Advisers LLC have been taken, and that as Chief Legal Officer thereof, he is authorized to execute and file the same on behalf of Strategic Advisers LLC.

By:	/s/ Scott Kirwin
Name:	Scott Kirwin	April 17, 2020
Title:	Chief Legal Officer

VERIFICATION

FIDELITY RUTLAND SQUARE TRUST

The undersigned states that she has duly executed the foregoing Application for and on behalf of Fidelity Rutland Square Trust, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette	April 17, 2020
Title:	Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

The undersigned states that she has duly executed the foregoing Application for and on behalf of Fidelity Management & Research Company LLC, that she is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Cynthia Lo Bessette
Name:	Cynthia Lo Bessette	April 17, 2020
Title:	Chief Legal Officer and Secretary

VERIFICATION

STRATEGIC ADVISERS LLC

The undersigned states that he has duly executed the foregoing Application for and on behalf of Strategic Advisers LLC, that he is Chief Legal Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Scott Kirwin
Name:	Scott Kirwin	April 17, 2020
Title:	Chief Legal Officer

Resolutions of the Trustees of

Fidelity Rutland Square Trust

Approval of Filing Application for Bank Loan Transactions with Affiliated Banks

WHEREAS, the undersigned, being members of the Board of Trustees ("Trustees") of Fidelity Rutland Square Trust, a Delaware statutory trust (the "Trust"), pursuant to Section 3806(f) of the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq., hereby waive the calling or holding of a meeting of the Trustees and consent to the following actions and to the adoption of the following resolutions with the same force and effect as if adopted at a meeting duly called and held for the purpose;

WHEREAS, the Trustees deem it advisable and in the best interest of the Trust to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order exempting certain transactions in bank loans from the provisions of Section 17(a) of the 1940 Act (the "Application");

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Trustees, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.